ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 22, 2017	Robert M. Schmidt T: 617-951-7831 F: 617-235-9425 Robert.Schmidt@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Mark Cowan, Esq.

Re:	AllianzGI Convertible & Income 2024 Target Term Fund

File Nos. 333-216945 and 811-23241

Dear Mr. Cowan:

On behalf of AllianzGI Convertible & Income 2024 Target Term Fund (the “Fund”), we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) via telephone on May 19, 2017, on Pre-Effective Amendment No. 2 (“Pre-Effective Amendment No. 2”) (submitted May 19, 2017) to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Staff previously provided comments on (i) the Fund’s initial registration statement filing (submitted on March 24, 2017) via letter on April 21, 2017, to which we provided responses in correspondence submitted to the SEC on May 8, 2017, and (ii) Pre-Effective Amendment No. 1 (submitted May 8, 2017) to the Registration Statement via telephone on May 16, 2017, to which we provided responses in correspondence submitted to the SEC on May 18, 2017.

The following sets forth the Staff’s comments on Pre-Effective Amendment No. 2 and the Fund’s responses thereto. The responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Fund’s Registration Statement, to be filed on or about the date hereof. Capitalized terms not defined herein have the meanings given in the Registration Statement.

1.	Comment: The “Risk Factors—Additional Information” section of the prospectus includes the following sentences:

Neither this prospectus, nor the related Statement of Additional Information, is intended, or should be read, to be or to give rise to an agreement or contract between the Fund and any investor, or to give rise to any rights in any shareholder or other person. The foregoing is not intended to constitute a waiver of any rights a shareholder would otherwise have under federal or state law.

Please revise this disclosure as marked below (new disclosure is underlined and deletions are in ~~strikethrough~~):

Neither this prospectus, nor the related Statement of Additional Information, is intended, or should be read, to be or to give rise to an agreement or contract between the Fund and any investor, or to give rise to any rights in any shareholder or other person. The foregoing is not intended to constitute a waiver of any rights a shareholder would ~~otherwise~~ have under federal or state securities law.

Response: The requested change has been made.

2.	Comment: The Staff notes that the “Prospectus Summary—Investment Policies” section of the Fund’s prospectus includes the following: “The Fund may invest in securities of any maturity or duration, except that the Fund will not invest in securities (other than Senior Secured Loans) with an expected maturity date extending beyond March 1, 2025.” Please expand or revise the disclosure here or elsewhere to clarify how the Fund intends to address the interest rate and liquidity risks arising from the exclusion of Senior Secured Loans from this policy, particularly in light of the Fund’s stated objective of returning its Original NAV on or about September 1, 2024.

Response: As discussed by telephone with the Staff on May 19, 2017, Fund has revised the referenced policy as marked below (new disclosure is underlined):

The Fund may invest in securities of any maturity or duration, except that the Fund will not invest in securities (other than floating-rate Senior Secured Loans) with an expected maturity date extending beyond March 1, 2025.

The Fund has made conforming changes as necessary throughout the prospectus and Statement of Additional Information.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

Very truly yours,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.

Craig Ruckman, Esq.

David C. Sullivan, Esq.

Jordan M. Marciello, Esq.